SCHEDULE 13D
                                (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(A) and Amendments Thereto Filed Pursuant to Rule 13d-2(A)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                        FIRST KEYSTONE FINANCIAL, INC.
                        ------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                 320655 10 3
                                 -----------
                                (CUSIP Number)

                            Mark D. Whatley, Esq.
                 Howard Rice Nemerovski Canady Falk & Rabkin,
                          A Professional Corporation
                     Three Embarcadero Center, Suite 700
                           San Francisco, CA  94111
                                (415) 434-1600
                                --------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 23, 2006
                              -----------------
           (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 320655 10 3            SCHEDULE 13D                    Page 2 of 6


A Schedule 13D (the "Original Schedule 13D") was filed on September 2, 2005 and was amended by Amendment No. 1, filed on December 16, 2005 on behalf of Lawrence Garshofsky and Lawrence Garshofsky & Company, LLC (collectively, the "Reporting Persons"), with respect to the Reporting Persons' beneficial ownership of shares of common stock of First Keystone Financial, Inc. (the "Company"). The Original Schedule 13D, as so amended, is hereby further amended as set forth below. Terms used in this Amendment that are defined in the Original Schedule 13D have the meanings given them in the Schedule 13D.

Item 4.     Purpose of Transaction

Attached hereto as an exhibit and included herein in its entirety is a copy of a letter, dated February 23, 2006 from Lawrence Garshofsky, Manager and President of Lawrence Garshofsky & Company, LLC, to the Board of Directors of the Company.

Item 7.     Material Filed as Exhibits

No.   Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2. Letter dated February 23, 2006 from Lawrence Garshofsky, Manager and President of Lawrence Garshofsky & Company, LLC to the Board of Directors of the Company

                                  Signatures
                                  ----------

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   February 23, 2006


                                   LAWRENCE GARSHOFSKY AND COMPANY, LLC


                                   /s/Lawrence Garshofsky
                                   ----------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager and President


                                   LAWRENCE GARSHOFSKY


                                   /s/Lawrence Garshofsky
                                   ----------------------
                                   Lawrence Garshofsky

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CUSIP No. 320655 10 3            SCHEDULE 13D                    Page 3 of 6


                                 Exhibit Index

Exhibit 1       Agreement Regarding Joint Filing of Statement on
                Schedule 13D or 13G

Exhibit 2 Letter dated February 23, 2006 from Lawrence Garshofsky, Manager and President of Lawrence Garshofsky & Company, LLC to the Board of Directors of the Company


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CUSIP No. 320655 10 3            SCHEDULE 13D                    Page 4 of 6


                                   Exhibit 1


     AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of First Keystone Financial, Inc. For that purpose, the undersigned hereby constitute and appoint Lawrence Garshofsky as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:   February 23, 2006

                                   LAWRENCE GARSHOFSKY AND COMPANY, LLC


                                   /s/Lawrence Garshofsky
                                   ----------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager and President


                                   LAWRENCE GARSHOFSKY


                                   /s/Lawrence Garshofsky
                                   ----------------------
                                   Lawrence Garshofsky

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CUSIP No. 320655 10 3            SCHEDULE 13D                    Page 5 of 6


                                   Exhibit 2


           LETTER DATED FEBRUARY 23, 2006 FROM LAWRENCE GARSHOFSKY,
         MANAGER AND PRESIDENT OF LAWRENCE GARSHOFSKY & COMPANY, LLC
                   TO THE BOARD OF DIRECTORS OF THE COMPANY



                               February 23, 2006



Board of Directors
First Keystone Financial, Inc.
Attn: Mr. Donald S. Guthrie
Chairman of the Board
22 West Street
Media, PA 19063

Re: Recent Press Release
    --------------------

Ladies and Gentlemen:

        I am writing in response to First Keystone Financial, Inc.'s February 14, 2006 press release, which announced not only financial results for the quarter ended December 31, 2005, but also the Office of Thrift Supervision's imposition of supervisory agreements on both the Company and its subsidiary, First Keystone Bank.

        This regulatory action is just the latest in a series of disappointments. Not only is the Company required to adopt a plan to improve its debt-to-equity ratio, not only must it adopt revised lending policies and procedures, and not only must it limit growth in any quarter, but the Company must cease paying dividends on its common stock until it achieves a debt-to-equity ratio of at least 50%. So not only do shareholders suffer an artificially low stock price from management's failures, now their dividend stream has been cut off.

        Management asserts that it has already made many of the changes necessary to meet the conditions in the supervisory agreements and expresses confidence that it will be able to make further changes. However, that the Company is in this position in the first place highlights the fact that the Company's size and operational attributes are not appropriate - the Company simply is not positioned to operate at a level and in a manner that maximize shareholder value.

        The press release says the Company is considering various alternatives to enhance capital and reduce the Company's debt to equity ratio, including raising additional equity capital combined with redeeming a portion of the Company's subordinated debt. But it does not mention the alternative that will almost certainly be the most beneficial to

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CUSIP No. 320655 10 3            SCHEDULE 13D                    Page 6 of 6


shareholders: selling the Company or merging with a converting mutual or mutual holding company. As part of a larger institution--a healthy one--the Company can handily avoid the capital and operational difficulties that gave rise to the supervisory agreements.

        In a Schedule 13D filed in September 2005 I indicated my belief that a sale to a larger institution could generate for shareholders a significant premium to the Company's then-current share price. Then and now transactions abound in which comparable companies have sold at much better prices relative to key metrics than the Company's current stock price. The recent news has left me all the more convinced that a sale or merger is the best route for the Company - and all the less confident that management can come up with a preferable alternative.

        I urge you in the strongest terms to take real, immediate action to actively explore sale or merger alternatives. I would be happy to discuss my perspective further, should the Board wish.

                              Yours very truly,


                              /s/Lawrence Garshofsky

                              Lawrence Garshofsky,
                              Manager and President,
                              Lawrence Garshofsky & Company, LLC.